Exhibit (a)(1)(xiv)

ELECTRONICS FOR IMAGING, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

FOR RESTRICTED STOCK UNITS AND/OR CASH PAYMENTS

SUPPLEMENT

Dated September 10, 2009

This Supplement amends the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, dated August 31, 2009 (the “Offer to Exchange”), that was previously provided to you by Electronics For Imaging Inc., a Delaware corporation (the “Company,” “EFI,” “our,” “us” or “we”). In response to comments that we have received from the Securities and Exchange Commission, this Supplement provides certain additional information in connection with the offer that we are making as described in the Offer to Exchange document. The essential terms of that offer have not changed. This Supplement does not replace the Offer to Exchange — be sure to read this Supplement along with the Offer to Exchange. Certain terms used in this Supplement are used as defined in the Offer to Exchange.

Q&A 8, Page 6 of the Offer to Exchange. The information set forth in the response to Q&A 8 on page 6 of the Offer to Exchange — “How many new RSUs will I receive for the eligible options that I exchange?” — is amended by adding the following additional examples and narrative to the end of that response:

Example #2

Assume that you hold an eligible option to purchase 20 shares of EFI common stock and that the fair value of the option as determined using the Black-Scholes-Merton option pricing model, calculated as described above, is $200. As described in Section 2 of the Offer to Exchange, if you surrender the option in the exchange we will pay you $200 for the cancellation of the option in lieu of an RSU grant for that option.

Example #3

Assume that you hold an eligible option to purchase 1,000 shares of EFI common stock and that the fair value of the option as determined using the Black-Scholes-Merton option pricing model, calculated as described above, is $5,000. Also assume that you are actively employed by EFI or one of EFI’s majority-owned subsidiaries in Australia, Belgium, Brazil, Canada, China, France, Italy, South Korea, Mexico, Singapore, Spain, Sweden or the United Kingdom. As described in Section 2 of the Offer to Exchange, if you surrender the option in the exchange we will pay you $5,000 for the cancellation of the option in lieu of an RSU grant for that option.

See Section 2 of the Offer to Exchange entitled “Number of New RSUs or Amount of Cash Payment; Completion Date” for more information. If you are eligible to participate in the option exchange, the election website will indicate for each eligible option you hold whether you are eligible to receive a cash payment in the Offer to Exchange with respect to that option and the amount of the cash payment.

Q&A 13 — Important Information, Pages 8-9 of the Offer to Exchange. The information set forth in the response to Q&A 13 under the heading “Important Information” on page 9 of the Offer to Exchange is amended by adding the following additional information to the end of that response:

If you are employed by us in Israel or The Netherlands or were granted eligible options while employed by us in Israel or The Netherlands, you are not required to provide us the consent agreement (referred to above in this Important Information section) in order to exchange all or any portion of an eligible option. However, as indicated above, you must provide a consent agreement for the terms of a favorable ruling in Israel or The Netherlands, if obtained, to apply to you. If you are employed by us in Israel or The Netherlands or were granted eligible options while employed by us in Israel or The Netherlands, and you choose not to provide us with that consent agreement, the terms of a favorable tax ruling in Israel or The Netherlands may not apply to you once the tax ruling has been received. We currently have no information on the date when the taxing authorities in Israel or The Netherlands will make a determination (favorable or unfavorable) on the ruling requests. The tax consequences that you will incur in the event a favorable or unfavorable ruling is obtained in Israel or The Netherlands, as applicable, are described in Schedules L (Israel) and P (The Netherlands) hereto. If you surrender an eligible option in the exchange, RSUs (or cash, as applicable) will promptly be issued (or cash paid) with respect to the option grant that was surrendered even if you are employed by us, or were granted eligible options while employed by us, in Israel or The Netherlands — the ruling requests referred to above will not affect the timing of the offer or the grant of replacement RSUs (or payment of cash, as applicable) for surrendered options.

Q&A 4, Page 16 of the Offer to Exchange. The information set forth in the response to Q&A 4 on page 16 of the Offer to Exchange — “When will my cash payment vest?” — is amended by adding the following additional information to the end of that response:

If you are eligible for a cash payment, the cash payment will be included in your next regular pay check from us following the completion date. The exact timing of the payment depends on your customary local payroll cycle and time required to process applicable tax withholding, benefit plan contributions and similar deductions each pay period in the country or state in which you are employed. Local payroll cycles outside of the United States are generally monthly and regular checks or wire transfers, as applicable, are generally processed several business days prior to month-end. Accordingly, for pay periods that end on September 30, we expect that we will not have sufficient time to include the cash payment in processing the payroll for that pay period and your cash payment will be included in your regular check or wire transfer, as applicable, for the pay period that immediately follows the completion date. In any case, however, if you are eligible for a cash payment we will make the cash payment promptly and, based on the applicable customary local payroll cycle, not later than in your next regular pay check or wire transfer, as applicable.

Section 7, Pages 28-30 of the Offer to Exchange. The information set forth in Section 7 — “Conditions of the Offer” — on pages 28-30 of the Offer to Exchange is amended by adding the following additional information to the end of that response:

With reference to the tenth bullet point above regarding “any order, stay, judgment or decree . . . issued by any court . . .”, neither of the tax rulings in Israel and The Netherlands referred to in Q&A 13 on pages 8-9 above will be considered such an order, stay, judgment, or decree. These ruling requests will not affect the timing of the offer, the grant of replacement RSUs (or payment of cash, as applicable) for surrendered options, or our obligation to accept any options tendered for exchange, and we will not terminate the offer or postpone our acceptance and cancellation of any options tendered for exchange with respect to these rulings.

With reference to the bullet point above regarding “any rules or regulations by any governmental authority, NASDAQ, or other regulatory or administrative authority or any national securities exchange . . .”, we would exercise our ability to terminate or amend the offer with respect to any of these events only if the event would make our acceptance of any options elected to be exchanged illegal or otherwise restrict or prohibit consummation of the offer, delay or restrict (or otherwise render us unable) to accept and cancel some or all of the options elected to be exchanged or our issuance of replacement RSUs, or materially and adversely affect our business, financial condition, income or operations or the business, financial condition, income or operations of one of our majority-owned subsidiaries.

Section 15, Page 39 of the Offer to Exchange. The information set forth in Section 15 — “Extension of Offer; Termination; Amendment” — on page 39 of the Offer to Exchange is amended by adding the following additional information to the end of that response:

With reference to the second paragraph above, if we terminate or amend the offer before the completion date, or postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 occurs, we will notify you in writing.